Exhibit 99.1

Financial Information of the Variable Interest Entities of Uxin Limited

The following tables set forth the assets, liabilities, results of operations and cash flows of the variable interest entities of Uxin Limited (the “VIEs”), which are Youxin Internet (Beijing) Information Technology Co., Ltd., and Youxin Yishouche (Beijing) Information Technology Co., Ltd., and their subsidiaries taken as a whole. Transactions between the VIEs and their subsidiaries are eliminated for the periods presented.

	March 31, 2020	March 31, 2021
	RMB	RMB

	(in thousands)
Cash and cash equivalents	1,852	299
Amounts due from related parties	195,345	207,313
Accounts receivable	2,613	2,202
Other receivables, net	32,578	43,493
Inventory	2,120	-
Prepaid expense and other current assets	2,545	2,514
Long-term investments	6,065	5,666
Property, equipment and software, net	4,224	3,531
Intangible assets, net	375	313
Total assets	247,717	265,331
Accounts payable	4	4
Amounts due to related parties	779,960	815,459
Other payables and accruals	74,018	65,472
Total liabilities	853,982	880,935

	For the year ended December 31,		For the three months ended March 31,	For the fiscal year ended March 31,
	2018	2019	2020	2021
	RMB	RMB	RMB	RMB

	(in thousands)
Total revenues	416,578	160,626	6,393	6,160
Cost of revenues	(156,093)	(46,670)	(4,828)	(14)
Net (loss)/income	(85,882)	(47,672)	44,704	(9,341)

Net cash used in operating activities	(51,713)	(45,393)	(31,962)	(1,825)
Net cash (used in)/generated from investing activities	(67,516)	3,071	157,405	23
Net cash generated from/(used in) financing activities	81,489	319	(149,528)	249
Net decrease in cash and cash equivalents	(37,740)	(42,003)	(24,085)	(1,553)
Cash and cash equivalents at beginning of the period	105,680	67,940	25,937	1,852

Cash and cash equivalents reclassified as held for sale assets	-	25,024	-	-
Cash and cash equivalents at end of the period	67,940	913	1,852	299